Exhibit 2

JANA PARTNERS RELEASES ANALYSIS OF CNET NETWORKS

NEW YORK, April 1, 2008 — A group led by JANA Partners LLC today released a detailed white paper analysis of CNET Networks Inc. (“CNET”) (Nasdaq: CNET).  In this analysis, the group argues that stopping the destruction of shareholder value at CNET will require fundamental strategic and operational change, and that implementing this change successfully will require the type of experience and expertise it believes the Board nominees the group has proposed would add to CNET’s Board of Directors.  The group’s analysis, entitled “CNET:  Value-Unlocking Change For All Shareholders” is available at www.JANAGroupInfo.com.

“Today we are putting forth a detailed analysis of the fundamental change CNET requires and shining a spotlight on the performance of the current Board of Directors, which has presided over the loss of more than half of CNET’s market value since a majority of directors have been in place,” said JANA Managing Partner Barry Rosenstein. “We have proposed new directors with extensive industry experience and expertise who would pursue maximum value for all shareholders. We believe it is now incumbent on this board, which has presided over so much value destruction, to explain why shareholders would not benefit from this change.”

CNET’s shares have declined (21)%, (52)% and (25)% in the one, two and three year periods ended March 28, 2008, respectively, compared to (1)%, 6% and 39% returns, respectively, for its stated benchmark peer index.  As described in more detail in the group’s analysis, CNET has also consistently underperformed peers in profitability and growth.

In its analysis, the group addresses its rejection of CNET’s offer of one of the seven board seats the group is seeking, saying this would not bring about the necessary level of change at CNET, particularly given the magnitude of the shareholder value destruction at CNET and what the group believes is the lack of a core nucleus of members of the Board of Directors with the necessary sector experience and expertise needed to address CNET’s ongoing underperformance.

The group’s analysis covers the following areas in detail:

•                  CNET’s Failure to Create Shareholder Value:  Despite strong brands and content, CNET has failed to turn these assets into shareholder value.  While CNET’s current leadership has claimed it can reverse course and begin creating shareholder value, the group believes they have offered no evidence that they can do so.  Rather than reacting to years of underperformance and shareholder value destruction, CNET only began examining the basics of improving core operations after the group called for change.

•                  CNET’s Failure to Adapt to the Changing Industry Environment:  Unlike industry peers who have recognized and made fundamental strategic and operational changes in response to industry changes, CNET has not undertaken the necessary changes to protect the value of its strongest assets, instead expanding into new verticals.

•                  Comprehensive Change and the Right Board to Implement It:  The group believes that CNET needs comprehensive strategic and operational change aimed at strengthening its core businesses and adapting to the modern Internet, and that a lack of urgency as well as experience and expertise at CNET is hindering this required transformation.

•                  Fundamental Issues to be Addressed:  In the analysis, the group highlights certain strategic and operational issues which it believes must be successfully addressed in order to reverse CNET’s ongoing underperformance and which it has discussed with the Board of Directors.  The group believes additional issues would arise during an internal review and in the future as the industry continues to evolve.  More important than any particular example, however, is that each demonstrates the current leadership’s failure to effectively address issues as they arise, and the need for new leadership with the experience and expertise to do so.  The group believes such new leadership could create significant new value for shareholders, and its analysis details the substantial value creation it believes would result even from just successfully addressing the issues it has identified externally.

Background

JANA has joined with Sandell Asset Management Corp. (“Sandell”), Paul Gardi of Alex Interactive Media, Spark Capital and Velocity Interactive Group in seeking to elect two individuals to replace the board members who are up for re-election at CNET’s 2008 stockholders meeting and to expand CNET’s board by five members and nominate individuals to fill those vacancies.  Collectively these investors hold approximately 14.9% of CNET’s voting stock.  JANA and Sandell also have separate non-voting economic interests of approximately 5% and 3%, respectively.

JANA Partners LLC is a multi-billion dollar investment management firm founded in 2001 by Barry Rosenstein.  JANA has on numerous occasions, alone or with other shareholders, challenged management to focus on creating shareholder value.

Alex Interactive Media, LLC (“AIM”) is a private company focused on leveraging its domain expertise in digital media and related industries.

Spark Capital is a venture capital fund focused on building businesses that transform the distribution, management and monetization of media and content, with experience in identifying and actively building market-leading companies in sectors including infrastructure (Qtera, RiverDelta, Aether Systems, Broadbus and BigBand), networks (College Sports Television, TVONE and XCOM) and services (Akamai and the Platform). Spark Capital has over $600 million under management, and is based in Boston, Massachusetts.

Velocity Interactive Group, LLC is an investment firm that focuses on digital media and communications. Velocity Interactive Group has offices in Palo Alto, Los Angeles and New York.

Sandell Asset Management Corp., is a multi-billion dollar global investment management firm, founded by Thomas E. Sandell, that focuses on global corporate events and restructurings throughout North America, Continental Europe, the United Kingdom, Latin America and the Asia-Pacific theatres.  Sandell frequently will take an “active involvement” in facilitating financial or organization improvements accruing to the benefit of investors.

ALL STOCKHOLDERS OF CNET ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF

PROXIES BY THE INVESTORS AND NOMINEES NAMED ABOVE (THE “PARTICIPANTS”) FROM THE STOCKHOLDERS OF CNET FOR USE AT THE 2008 ANNUAL MEETING OF STOCKHOLDERS OF CNET WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. WHEN COMPLETED, THE DEFINITIVE PROXY STATEMENT AND FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF CNET AND WILL, ALONG WITH OTHER RELEVANT DOCUMENTS, BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THE PROXY SOLICITATION WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT WITHOUT CHARGE UPON REQUEST. INFORMATION RELATING TO THE PARTICIPANTS IS CONTAINED IN EXHIBIT 2 TO THE SCHEDULE 14A FILED BY THE PARTICIPANTS WITH THE SEC ON MARCH 13, 2008.

Contacts:

Sard Verbinnen & Co
George Sard 212-687-8080
or
Paul Kranhold or Andrew Cole, 415-618-8750
or
JANA Partners LLC
Charles Penner, 212-692-7696

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